Exhibit 99.1

ARB IOT Group Limited Introduces AI Drone Technology to Revolutionise Plantation Management

Kuala Lumpur, Malaysia, April 03, 2025 (GLOBE NEWSWIRE) -- ARB IOT Group Limited (“ARB IOT” or the “Company”) (NASDAQ: ARBB) has introduced its advanced AI-powered plantation mapping system which is seamlessly integrated with drone technology (“Smart AI Drone”), designed to revolutionise plantation management. This innovative technology aims to optimize the plantation mapping processes, enhance efficiency and crop yields, and boost sustainability and productivity in modern agriculture.

Equipped with advanced imaging, artificial intelligence, and real-time data analytics, the Smart AI Drone offers a comprehensive solution for farmers and plantation owners. The new service provides capabilities such as precision mapping, crop health monitoring, pest detection, and automated spraying, ensuring optimal growth conditions and reducing resource wastage.

“Our mission is to empower farmers with smart solutions that increase yield while promoting sustainable farming practices,” said Dato’ Sri Liew Kok Leong, CEO of ARB IOT. “With our drone technology, we are enabling plantations to make data-driven decisions that optimise resources and improve overall productivity.”

By leveraging high-resolution aerial imaging and AI-powered analytics, the service can detect early signs of disease, nutrient deficiencies, and irrigation needs. This targeted approach minimizes environmental impact by reducing the excessive use of pesticides, fertilizers, and water.

The Smart AI Drone is tailored for commercial plantations and farms across the country to meet the diverse needs of agricultural businesses, ensuring accessibility and affordability.

About ARB IOT Group Limited

ARB IOT Group Limited is a provider of complete solutions to clients for the integration of Internet of Things (IoT) systems and devices from designing to project deployment. We offer a wide range of IoT systems as well as provide customers a substantial range of services such as system integration and system support service. We deliver holistic solutions with full turnkey deployment from designing, installation, testing, pre-commissioning, and commissioning of various IoT systems and devices as well as integration of automated systems, including installation of wire and wireless and mechatronic works.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, such as statements regarding our estimated future results of operations and financial position, our strategy and plans, and our objectives or goals, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) available on the SEC’s website at www.sec.gov, including the Company’s Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The forward-looking statements included in this press release are made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward looking statements, other than as required by applicable law.

For further information, please contact:

ARB IOT Group Limited

Investor Relations Department

Email: contact@arbiotgroup.com